Rock N Roll Donut Bar - Why Donuts

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okay I'm ready when you are
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so uh we'll do
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um
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why Donuts yes we did that question
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first and we only have that number why
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Donuts why why Donuts okay so uh great
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question and I come from a place where I
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did marketing for 22 years uh internet
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marketing direct sales and uh after the
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pandemic or during the pandemic I
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realized that I don't want to go back to
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an office setting and the world's a
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terrible place so I decided I wanted to
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sell happiness I've got to sell
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something which we have to I want to
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sell happiness and during the pandemic I
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kept going to donut shops and I realized
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that there's just something cool and fun
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and happy about it I don't know like you
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can't be sad buying a donut so the whole
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concept was born out of that need to uh

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create something special and really give
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people a break from the world for just
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seven or eight minutes just real quick
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in and out give you a little break from
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reality and that's it that's why Donuts
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[Music]
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coffee and great people yeah yeah it's
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more than just a donut shop it's simple
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you know like it's about the family
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aspect of it and uh
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[Music]
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feeling connected with the community is
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nice
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[Music]
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[Applause]
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[Music]
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hey
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[Music]

Rock N Roll Donut Bar - Use of Funds

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so use of funds is a uh we're gonna use
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the funds to open up a second location
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and um that is because you know when we
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started this business we were hopeful
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that the uh feedback would be just
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absolutely incredible but we weren't
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arrogant enough to expect it and the
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feedback actually blew our mind people
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were way more excited I mean it was so
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humbling just to realize that people
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love the product that much I know it's
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like a magical donut Wonderland I know
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it's your favorite flavor
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Blackberry cream cheese really got my
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attention that was the first one first
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time yeah
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it's really you know really like berries
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coconut banana cream is really cool oh
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yeah the Boston cream oh yeah
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and they love the experience they love
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the graphics they love the greeting they

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love the products they love the Savory
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menu they love the different Donuts they
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love the creativity in the donuts and um
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so
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what was really fun that surprised me
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was customers were begging for us to
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open up additional locations they would
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walk in the front door and they would
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say oh my God is this a franchise is
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this the only store where can I get this
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when is this place coming to my city
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when are you going to open up in my city
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and uh that started to ring in my brain
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and it started to ring in my brain
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started ringing my brain and I realized
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that there's no Nationwide
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plant-based donut shop that is anything
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like this at all we wanted to be
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original we wanted to give everybody a
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break from reality as we talked about
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previously but the response was just so
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tremendous that it started ringing in my

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brain that oh my God we need to do this
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we can bring it to additional cities and
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we can fill a void and that is the
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plant-based world I mean you have Next
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Level burger that just raised 20 million
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dollars to be a burger chain you have
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plant power that's been raising for
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years and slowly uh increased or and now
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has several different locations so we're
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going to use these funds to open up
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um the additional location it's in Santa
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Cruz uh Starbucks did 2.3 million
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dollars in the same location in uh 2020
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so we know it's got the foot traffic to
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work we know it's a good win and uh we
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know the population loves it because
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they come down from Santa Cruz to
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Monterey regularly just to have the
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donuts which uh gives us a huge level
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confidence that it'll work nothing in
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life's guaranteed of course but this is
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uh this is this one's pretty close we're

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excited

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Donuts great coffee and great people

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yeah yeah it's more than just a donut

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shop it's simple you know like it's

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about the family aspect of it and uh

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[Music]

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like just feeling connected with the

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community is nice

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[Music]

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[Applause]

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[Music]

Rock N Roll Donut Bar - Mainvest and the process of investing

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is gonna be my first time doing a raise
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for the business okay of course we've
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used our own personal funds we've
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invested several hundred thousand
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dollars to get it started and the
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feedback's been incredible so now
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so many of our customers have said is it
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a franchise how can I open One how can I
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invest there's literally reviews on
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Google and Yelp we're customers in their
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review are saying how can I invest in
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this business and that's what gave us
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the confidence to do it so we found a
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company called mainvest and Maine best
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has a platform that we are now part of
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and on that platform someone can go and
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join and they can put in as little as a
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hundred dollars they could put in a
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thousand dollars and put in fifty
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thousand dollars whatever it may be you
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go to mainvest you join you start to

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learn about the disclosures for the
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business what the offer is specifically
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and there is a offer that we described
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there that will be paid back out of the
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top line revenue okay not the profit and
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I really like it coming out of the top
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line revenue if you can't hide it okay
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so I'm really excited about the
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transparency of it and I think it's
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going to work really well for everybody
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that wants to be involved payback's
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gonna happen quarterly over the course
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of a couple years and if you go to
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mainvest you look us up get in there
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then you can find out the details on the
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offer and it's going to go quick it's
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going to fill it's a maximum 60 days for
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the campaign and we're really really
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excited about it if you've got any
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questions you can reach out to me you
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can question through Maine best reach
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out to us on social media and I hope

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you're a part of it really
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some great Donuts great coffee and great
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people yeah yeah it's more than just a
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donut shop it's you know like it's about
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the family aspect of it and uh
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[Music]
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like just feeling connected with the
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community is nice
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[Music]
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[Applause]
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[Music]

Rock N Roll Donut Bar - Walk through by Purple Road. Meet the owner and catch the vibe!

I'm in the mood for something sweet
I'm in the mood for fun, some energy,
and I'm going to take you to a place that all the local are raving about
Let's Go!
And this is Rock n Roll Donuts
I'm so excited, Lets go inside and enjoy a special treat
When you come to Rock N Roll Donut Bar You gotta do things right
You got your family restroom with mom and dad donut and baby punk rocker
You got your all genders punkrocker hot chick but most importantly you've got history of monterey
In 1967 you had the international pop music festival
Which is the first place that Jimi Hendrix lit his guitar on fire.
A whole two years before woodstock
That happened in monterey
so you had hendrix, jefferson airplane, the who, the grateful dead, janis joplin, the mommas and poppas, all these amazing bands for four days
Here for six dollars and fifty cents. Isn't that crazy?
Can you imagine seeing all these for six dollars?
This is rad. I love this.
This one looks fun, SMores. A campfire with the pretzel, so creative
Here we have a cookie monster, super fun for the kiddos.
This is what happens when wifey designs a donut
chocolate filling, chocolate glaze, chocolate ganache, chocolate whip, chocolate sprinkle, and chocolate bon bon
Naturally called death by chocolate
Oh my gosh, i'm a fan of hers, she needs to design more donuts
That's heaven right there
She knows what she's doing
Yes!
Purple Road thank you so much for joining us and the Rock N Roll Donut Bar this morning
Grateful to have you hear
I'm grateful to be here.
Cheers
Thank you so much
Donuts and Beer I mean
Did you wake up this morning thinking you would have a beer with your donut
Never, I did not, However I am glad I am
This is not going to be my last.
Now I should go get napkins
This had been the best, one of the best stops The Purple Road has made
Im satisfied, I've had this craving for sweet stuff

Really you nailed it
This is what all the locals are raving about
I can see why
Thank you, youre so sweet
Thank you purple road!